
05012465

FraserPapers

FILE No. 82-34837

November 3, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL


SEC MAIL PROCESSING
RECEIVED
NOV 09 2005
WASH. D.C. 185 SECTION

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following document:

1. Press Release dated October 28, 2005 as to financial results in the third quarter;
2. Management's Discussion and Analysis dated October 27,2005;
3. Interim Consolidated Financial Statements dated October 1, 2005;
4. Certification of Interim Filings (President and Chief Executive Officer) dated October 27, 2005;
5. Certification of Interim Filings (Senior Vice President and Chief Administrative Officer) dated October 27, 2005; and
6. Press Release dated November 1, 2005 as to a notice of intention to renew normal course issuer bid.

If the Commission has any questions with respect to this letter or its enclosure, please contact the undersigned at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

PROCESSED
NOV 10 2005
THOMSON
FINANCIAL

by: ______________________
Marina Mueller
Assistant Corporate Secretary

Enclosures

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

RECEIVED
NOV 10 2005
185
PROCESSING SECTION
DC

Fraser Papers Reports Third Quarter Results

(All financial references are in US dollars unless otherwise noted)

TORONTO, ON (October 28, 2005) – Fraser Papers Inc. (TSX:FPS) today reported financial results for the third quarter ended October 1, 2005.

Fraser Papers generated a loss of $5 million or $0.16 per common share for the quarter ended October 1, 2005 compared with earnings of $2 million or $0.07 per share in the third quarter of 2004. The third quarter performance reflects the significant challenges facing the paper industry and is in line with the second quarter of 2005 in which Fraser recorded a loss of $5 million or $0.17 per share.

	Three Months Ended		*Nine Months Ended*	
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	**Oct. 1, 2005**	Sept. 25, 2004	**Oct. 1, 2005**	Sept. 25, 2004
EBITDA	**(1)**	17	**11**	27
Earnings / (Loss)	**(5)**	2	**(7)**	(22)
per share	**$(0.16)**	$0.07	**$(0.23)**	$(0.73)

FINANCIAL AND OPERATING HIGHLIGHTS

In the third quarter ended October 1, 2005 Fraser Papers:

- Generated a loss before interest, taxes, depreciation and amortization (EBITDA) of $1 million compared to earnings of $17 million in the same quarter in 2004 and $1 million in the prior quarter in 2005.
- Started negotiations on the sale of the paperboard operations in New Brunswick and closed the transaction subsequent to quarter-end for $5 million.
- Improved work hours per ton of pulp and paper produced by 10%.
- Implemented a fuel surcharge program across delivered products.
- Completed 2005 planned major maintenance at all operations.

"Our overall financial results for the quarter are far from satisfactory. Operationally, our performance improved which allowed us to partly mitigate the impact of falling lumber and pulp prices and maintenance downtime. Our strong balance sheet remains a critical asset for Fraser Papers as industry conditions remain challenging. The sale of our paperboard operations subsequent to quarter end is an indication of our ongoing commitment to rationalize our asset base and exit unprofitable businesses," commented Dominic Gammiero, President and CEO of Fraser Papers.

OPERATIONAL AND PRICING ENVIRONMENT

Overall, the pricing environment for paper producers remains challenging as the cost inflation for fibre, energy and the rising Canadian dollar is not yet reflected in higher paper prices. Posted prices for commodity uncoated freesheet declined by 4% during the quarter. Fraser Papers achieved stable quarter over quarter pricing for its products as a result of the implementation of price increases in specialty grades and a stronger product mix than the prior quarter. An accelerated pace of capacity closure announcements and broader support for price increases for fuel surcharges are indications that the industry is starting to respond to the current environment.

Lumber pricing declined in the third quarter as a result of oversupply in the market. Benchmark pricing was 6% lower in the third quarter of 2005 than in the second quarter and 21% lower compared to the third quarter of 2004. The impact of these lower price levels was magnified by the strengthening Canadian dollar. Approximately 50% of Fraser Papers' lumber production is in Canada. As a result of these market conditions, Fraser Papers announced one month of market related downtime at its two Canadian sawmills in the fourth quarter and expects pricing to recover modestly during the remainder of the year.

During the third quarter cost inflation for fibre, energy and the impact of the rising Canadian dollar continued to negatively impact the paper and forest products industry. Year to date, Fraser's costs have increased by $38 million, or more than 5% of its total cost base. Given the unprecedented cost pressures faced by the paper and forest products industry, Fraser Papers expects prices for its end products to eventually reflect this high cost environment.

Excluding the operations sold during 2005, the positive impact on EBITDA year-to-date from higher paper and pulp selling prices was $27 million, offset by the negative impact of lower lumber prices of $11 million.

VALUE CREATING INITIATIVES

During the third quarter, Fraser Papers continued to progress its strategy for repositioning its asset base and improving product mix.

Asset Repositioning
Subsequent to quarter end, on October 14th, Fraser Papers announced the sale of its paperboard operations in New Brunswick for $5 million. The sale of the paperboard operations is consistent with the Company's strategy to position itself as a pulp-integrated producer of technical specialty and high value printing and writing papers.

Product Development
Fraser Papers developed and marketed eight new specialty products during the quarter and a total of 25 year-to-date. For the first nine months of 2005, at the Company's Madawaska and Gorham mills, approximately 10% of shipments represent products developed in the past two years.

Cost Reductions
The Company's margin improvement program is focused on reducing costs and improving the Company's product mix and sales volumes. For the first nine months of 2005, the Company generated margin improvements of $4 million, far short of the stated goals. Fraser Papers' ability to achieve the cost reduction targets has been negatively impacted by the maintenance and market related downtime taken so far in 2005. During the third quarter Fraser Papers moved forward the annual maintenance shut-down at the Thurso pulp mill, originally planned for the fourth quarter.

In addition, a 22 day planned maintenance shutdown, scheduled every 10 years at the cogeneration plant in Edmundston, was completed.

For the nine months year-to-date Fraser Papers' work hours per ton of pulp and paper produced, a measure of the Company's labour productivity, improved by 10% from 4.58 in 2004 to 4.13 in 2005.

Fraser Papers believes that there are opportunities to further reduce costs, and that the Company's efforts to drive costs out of the business will contribute to margin improvements going forward.

OUTLOOK

"Within this challenging environment, we continue to benefit from our strong balance sheet with a low net debt to net debt plus equity ratio of 13% and a significant timberlands asset base. Substantially all of the increase in our net debt to net debt plus equity ratio from 8% in the second quarter reflects an investment in working capital that relates to seasonal factors in our business. Looking to the balance of the year, we remain focused on monetizing our remaining timberland assets and on rationalizing our product offering in commodity products," concluded Gammiero.

<u>*Note to Reader*</u>
Fraser Papers was established as a stand-alone company on June 30th, 2004. As a result, comparative historical financial results may not be indicative of those that would have resulted had Fraser Papers existed as a stand-alone entity during those periods.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:
Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

October 27, 2005

This Management's Discussion and Analysis should be read in conjunction with the accompanying unaudited consolidated financial statements and notes thereto for the three and nine months ended October 1, 2005 as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2004 and the Nexfor Inc. Circular to Shareholders dated May 3, 2004.

EBITDA, net debt, free cash flow and net debt to net debt plus equity are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of the Management's Discussion and Analysis. All financial references are to U.S. dollars unless otherwise noted.

Distribution of Fraser Papers

On June 30, 2004, Norbord Inc. ("Norbord") completed a reorganization whereby, among other things, it transferred its interest in its paper, sawmill and timber assets to Fraser Papers Inc. and its subsidiaries (collectively, "Fraser Papers") and then distributed the shares of Fraser Papers Inc. (the "Company") to its shareholders.

For the period prior to June 30, 2004 the consolidated financial statements accompanying this Management's Discussion and Analysis were prepared from the books and records of the Fraser Papers division of Norbord (the "Division"). Earnings per share prior to June 30, 2004 are based on the assumption that the 30,111,976 common shares issued as a result of the reorganization were issued and outstanding for all periods presented. Readers are cautioned that as a result of the basis of presentation as described in note 1 to the interim consolidated financial statements, the operating results for the periods prior to June 30, 2004 may not necessarily be indicative of the revenues and expenses that would have resulted had the Division operated as a stand-alone entity during these periods.

Asset Repositioning

Sale of Paperboard Assets

Subsequent to the end of the third quarter, Fraser Papers entered into an agreement to sell its paperboard assets, located in Edmundston, New Brunswick, for proceeds of $5 million. The sale of the paperboard operations is consistent with the Company's strategy to position itself as a pulp-integrated producer of technical specialty and high value printing and writing papers. The Company's small market share in the paperboard business together with structural changes in the industry were impacting Fraser Papers' ability to generate sustainable profitability from these operations. Lower selling prices, higher energy costs and the appreciation of the Canadian dollar all contributed to the weakening of results. The Company expects that the sale of the paperboard business will result in a pre-tax charge to income of $9 million, consisting of a loss on sale of property, plant and equipment, severance, early retirement, training and non-cash pension charges. The non-cash portion of the charge is expected to be approximately $8 million. The expected loss on sale of fixed assets of approximately $1 million was recognized as an impairment charge in the third quarter. Approximately $8 million of the estimated total charges will be recorded in the fourth quarter. The Company expects that the disposition of the paperboard operations will result in an estimated annual improvement in EBITDA of $2 million.

Sale of Maine Timberlands
During the second quarter of 2005 Fraser Papers closed the sale of 240,000 acres of timberlands in Maine resulting in net proceeds of $78 million and a pre-tax gain of $46 million. At the time of sale, Fraser Papers entered into a 20 year fibre supply agreement under which it will receive substantially the same volumes of fibre that it historically received from the timberlands.

Investments in Equipment and Leases
During the second quarter, Fraser Papers acquired a cogeneration power facility in Berlin, New Hampshire for $34 million from an affiliate of Brascan Corporation, a related party. In addition, the Company acquired various manufacturing and mobile equipment previously under lease for $19 million. These transactions are consistent with Fraser Papers' commitment to remove Norbord from various guarantees prior to December 27, 2005. The maximum potential obligation on the remaining guarantees is estimated to be $16 million, of which approximately $13 million is included as operating leases in the section on Contractual Obligations.

The assets acquired include a boiler in Park Falls, Wisconsin. Fraser Papers has leased that asset to Smart Papers LLC ("Smart Papers"), a specialty paper manufacturer in which Fraser Papers holds an equity investment. The lease runs through 2014 and is considered a direct financing lease due primarily to the ability of Smart Papers to purchase the boiler at the end of the lease term for a nominal amount. Lease payments of $2 million due in the next twelve months are included in accounts receivable. Lease payments due beyond one year of $14 million are included in other assets. Unearned finance income of $1 million is included in other liabilities and will be recorded in earnings over the life of the lease.

Sale of Midwest Operations
On February 18, 2005, Fraser Papers sold its text and cover business consisting of a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets. An EBITDA loss of $3 million related to the Midwest Operations for the period from January 1 through February 18, 2005 is included in the consolidated statement of operations.

As consideration for these net assets, Fraser Papers received a 40% interest in the purchaser, Smart Papers. The agreement of purchase and sale includes various representations, warranties and indemnities that are standard in sales of assets. However, any breach of any warranty or claim under an indemnity could result in an increase or decrease in Fraser Papers' percentage of ownership. Fraser Papers accounts for its interest in the purchaser using the equity method of accounting. The financial statements for the third quarter and the nine months reflect equity losses related to the Smart Papers investment of $2 million and $4 million, respectively. On a year-to-date basis Fraser Papers realized no gain or loss on the sale.

Impairment Charge for Thurso Pulp Mill
During the second quarter, the Company recorded a pre-tax, non-cash impairment charge of $40 million against the assets of the pulp mill in Thurso, Quebec. The Company performed an impairment review as a result of a number of economic developments during the second quarter including, among other factors, the continued strength of the Canadian dollar, increasing input costs and significant worldwide pulp capacity additions, that have negatively affected the long-term profitability of this operation. Those developments indicate that the carrying amount of these assets may not be recoverable. The Company evaluated the recoverability of Thurso's long-lived assets and recorded a charge based on the amounts by which the carrying value of the assets exceeded their fair value. The fair value of the assets was determined based on a discounted cash flow analysis of the pulp mill's long-term projected operating results. See section on Critical Accounting Estimates.

Issuance of Senior Unsecured Notes

On March 17, 2005, the Company issued $150 million of senior unsecured notes. These notes mature in March 2015 and bear interest at an annual rate of 8.75%. Prior to the end of the first quarter, a portion of the proceeds from this offering was used to repay $75 million outstanding on the revolving term facility, which was then cancelled.

The remainder of the proceeds after the repayment of the revolving term credit facility will be used to acquire certain leased assets and for general corporate purposes.

Labour Relations

During the second quarter, Fraser Papers reached agreement with the Communications, Energy and Paper Workers local which represents most of the workers at the Company's pulp mill in Edmundston, New Brunswick. The five-year agreement follows the pattern reached within the pulp and paper industry.

A new collective agreement was ratified during the quarter by employees at the Plaster Rock lumber mill.

Summary of Quarterly Results

US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	Net Sales	Earnings (Loss)	Earnings (Loss) per Share (basic and diluted)[1]
2005			
3rd Quarter	**$226**	**$ (5)**	**$(0.16)**
2nd Quarter	217	(5)	$(0.17)
1st Quarter	256	3	0.10
2004			
4th Quarter	$257	$(21)	$(0.70)
3rd Quarter	261	2	0.07
2nd Quarter	257	(10)	(0.33)
1st Quarter	221	(14)	(0.47)
2003			
4th Quarter	$227	$(25)	$(0.83)

(1) Earnings per share for periods prior to the spin-off from Norbord are based on the assumption that the 30,111,976 common shares issued as a result of the spin-off were issued and outstanding for all periods presented.

Operating Results

Net sales for the nine months of 2005 were $699 million, down 5% from net sales in the first nine months of 2004 of $739 million. After adjusting for the sale of the Midwest operations and the Maine timberlands, sales for the nine months were up 8% compared to the same period of last year. The increase in comparable sales was due to higher pulp and paper volumes and prices, partly offset by lower lumber prices.

Net sales for the quarter were $226 million, up 4% from the second quarter of 2005, but down 13% from net sales in the third quarter of 2004. After adjusting for sales from operations sold during 2005, net sales increased 5% compared to the second quarter and were unchanged compared to the third quarter of last year. The lower sales amounts in the second quarter of 2005 were due to market-related and maintenance downtime taken, and lower paper shipments.

EBITDA for the nine months was $11 million, down from the $27 million generated in the nine months of 2004. (See also Business Segments) EBITDA for the quarter was a loss of $1 million, compared to positive EBITDA of $1 million in the second quarter of 2005. In the third quarter of 2004, EBITDA was $17 million.

The decrease in EBITDA compared to the second quarter of 2005 was due to scheduled maintenance downtime at our Thurso pulp mill and the cogeneration plant in Edmundston, New Brunswick, as well as lower selling prices for lumber, pulp and paper. The shutdowns in the quarter resulted in estimated costs of $6 million. The effect of the lower lumber and pulp prices was approximately $7 million. In addition, the continued appreciation in the Canadian dollar and higher energy and chemicals costs had a negative effect on the quarterly results.

For the nine months ended October 1, 2005, the higher prices of fibre, energy and chemicals and the higher Canadian dollar have added $38 million in costs across all operations as compared to the nine months of 2004.

The Company's Paper segment generated an EBITDA loss of $3 million for the quarter and positive EBITDA of $1 million for the nine months. The Timber segment generated $2 million of EBITDA for the quarter and $10 million year-to-date. For further discussion see the Segmented Results section.

The Company incurred interest expense on long-term debt of $3 million in the third quarter compared to gross interest expense of $3 million in the second quarter. Interest expense for the nine month period amounted to $9 million, compared to $7 million in the same period of last year. Interest income in the nine month period of 2005 was $3 million resulting in net interest expense of $6 million for the year-to-date. Interest income in the nine months of 2004 was less than $1 million.

Depreciation expense was $9 million in the quarter, compared to $10 million in the second quarter. Depreciation for the nine months amounted to $30 million compared to $35 million for the same period of 2004. Depreciation was lower due to the sale of our Midwest operations and the Maine timberlands as well as the effect of the impairment charge recorded in the second quarter of 2005 against the Thurso pulp mill assets.

Liquidity and Capital Resources

In the third quarter, cash flow used in operations was $21 million, which is the result of a $21 million increase in working capital. The increase in working capital was due primarily to higher receivables and seasonal increases in inventories. In addition, the Company made a $6 million interest payment on its long-term debt, contributing to lower accounts payable and accrued liabilities at quarter end. In the third quarter of 2004, cash flows from operations amounted to $12 million after an increase in working capital of $5 million.

For the nine months of 2005, cash used in operations amounted to $32 million compared to the use of $74 million in the nine months of 2004. The outflows in the nine months of 2004 were due primarily to significant increases in working capital balances in the second quarter of 2004 resulting from the spin-out from Norbord.

During the second quarter, Fraser Papers generated $78 million in net cash proceeds from the sale of its Maine timberlands. Capital investments in the nine months were $47 million and included $38 million of assets purchased in the second quarter in order to remove Norbord from guarantees that it had provided on behalf of Fraser Papers. The remaining $9 million was for sustaining capital investments. In the second quarter of 2005 Fraser Papers also purchased a boiler, which was leased to Smart Papers. The cost of the boiler was $15 million.

For the nine months ended October 1, 2005, free cash flows amounted to negative $16 million as compared to negative $77 million in the nine months of 2004. For the third quarter of 2005, free cash flows were negative $25 million due to the increase in working capital compared to the $10 million positive cash flows in the third quarter of 2004.

Fraser Papers' net debt stood at $68 million at October 1, 2005, representing 13% of net debt plus equity. The main reason for the increase in the net debt position since the second quarter, when net debt amounted to $43 million or 8% of net debt plus equity, is the increased investment in working capital of $21 million. As at December 31, 2004 Fraser Papers had net debt of $41 million or 8% of net debt plus equity.

During the first quarter Fraser Papers issued $150 million of senior unsecured notes and repaid $75 million outstanding on the revolving credit facility with an affiliate of Brascan Corporation. The facility was then cancelled.

Fraser Papers has a committed revolving credit facility of $50 million. At October 1, 2005, $31 million of this facility was utilized in the form of letters of credit posted with certain suppliers. In addition, the Company had $83 million of cash and cash equivalents on hand as compared to $108 million at the end of the second quarter and nil at December 31, 2004.

Fraser Papers currently has significant cash balances and available liquidity under credit lines to support growth, weather any downturns and pursue its business plan.

Contractual Obligations
Due to the issuance of the senior unsecured notes and the Company's asset repositioning activities the Company has significantly improved the maturity profile of its contractual obligations compared to December 31, 2004. The following table presents the contractual obligations for which cash flows are fixed or determinable as of October 1, 2005:

US$ MILLIONS	Total	Less than one year	One to three years	Four to five years	After five years
Long-term debt	$ 151	$ —	$ 1	$—	$ 150
Operating leases	19	4	6	4	5
Purchase obligations	35	18	15	2	—
Total contractual obligations	**$ 205**	**$ 22**	**$ 22**	**$ 6**	**$ 155**

Share Buy-back
During the second quarter, the Company repurchased approximately 602,000 common shares at an average price of CDN$12.79 under a Board approved normal course issuer bid. As the purchase price is below the book value of the shares, the transactions have resulted in $4 million of contributed surplus. The number of shares outstanding as of October 1, 2005 was approximately 29.5 million.

Margin Improvements
For the nine months of 2005, Fraser Papers has benefited from improved paper and pulp pricing compared to 2004. Excluding the impact of operations sold during 2005, the positive impact on EBITDA of higher paper and pulp selling prices was $27 million, offset by the negative impact of lower lumber prices of $11 million. However, the increased fibre and energy costs and the effect of the higher Canadian dollar have negatively impacted Fraser Papers' results by $38 million.

The Company's margin improvement program is focused on reducing costs and improving the Company's product mix and sales volumes. For the nine months of 2005, the Company has generated margin improvements of $4 million, far short of the stated goals. During the third quarter Fraser Papers moved forward the annual maintenance shut-down at the Thurso pulp mill,

originally planned for the fourth quarter. In addition, we completed a planned maintenance shut-down at our cogeneration plant in New Brunswick. Early in the fourth quarter we sold the unprofitable paperboard operations. Lumber prices have experienced a 10% decrease year-to-date compared to the nine months of 2004 and our Canadian sawmills are suffering from the effects of the stronger Canadian dollar. As a result, Fraser Papers has proactively addressed those challenges by announcing a market-related shutdown of one month in the fourth quarter, which may be shortened or extended depending on the timing of the improvement in lumber prices. We believe that these initiatives along with our increased efforts to drive costs out of the business will contribute to significant margin improvements going forward.

For the nine months year-to-date our work hours per ton of pulp and paper produced, a measure of our labour productivity, improved by 10% from 4.58 in 2004 to 4.13 in 2005.

Benefit Plans

Total pension and post-employment benefit expense for Fraser Papers' defined benefit plans during the quarter was $4 million compared to an expense of $2 million in the second quarter of 2005. The increase in pension expense can be attributed mostly to the signing of new collective bargaining agreements with our Canadian pulpmill and sawmill employees. Funding in the quarter was $8 million compared with $7 million in the second quarter of the year. During the third quarter of 2004, contributions amounted to $5 million and pension expense was $3 million.

During the nine months of 2005 pension expense was $10 million and funding amounted to $25 million. For the nine months of 2004, benefit plan expense and contributions were $13 million and $18 million, respectively. The lower pension expense for the nine months of 2005 is due predominantly to the sale of our Midwest operations. For the remainder of the year, we anticipate no significant changes in funding levels.

Income Tax Recovery

Income tax recovery of $17 million for the nine months of 2005 is due to the pre-tax loss generated and a $5 million reversal of valuation allowances recorded in the first quarter. The valuation allowances related to future income tax assets that were realized during the second quarter. The income tax recovery in the third quarter amounted to $7 million.

Commodity Hedges

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products. At October 1, 2005, Fraser Papers had entered into pulp swap agreements to deliver 39,000 tonnes of market pulp at an average price of $570 per tonne through December 2006. Fraser Papers recorded a loss of $1 million on these swaps in the third quarter for a total loss of $4 million year-to-date. The unrealized loss on these swaps is $3 million as at October 1, 2005. In addition, during the nine months of 2005, Fraser Papers realized a loss on lumber futures contracts of less than $1 million. There were no lumber futures outstanding during the third quarter and at October 1, 2005.

Business Segments

The Company has two reportable segments:

i) Paper, comprised of the paper, pulp, and sawmill operations; and

ii) Timber, comprised of woodland operations.

Paper Segment

The Paper segment comprises 14 paper machines at two locations, two market pulp facilities and four sawmills. The Edmundston, New Brunswick paperboard machine was sold subsequent to the end of the quarter. Products include fine paper, groundwood paper, paperboard, towel, hardwood

pulp and softwood lumber. The Paper segment accounted for over 95% of Fraser Papers' net sales in the third quarter, the nine months and the comparative periods of last year.

US$ MILLIONS	*Three Months Ended* Oct 1 2005	Sep 25 2004	*Nine Months Ended* Oct 1 2005	Sep 25 2004
Net sales	**$ 215**	$ 248	**$ 668**	$ 706
EBITDA	**(3)**	14	**1**	19
Depreciation	**9**	12	**29**	34
Capital investments	**5**	1	**47**	3

In the third quarter the Paper segment generated an EBITDA loss of $3 million compared to an EBITDA loss of $2 million in the second quarter. The less favourable results are primarily due to scheduled maintenance shutdowns, which resulted in operating inefficiencies and higher maintenance and energy costs. Compared to the EBITDA of $14 million in the third quarter of 2004, the lower results were mainly due to increased paper manufacturing costs which exceeded the achieved pricing increases, as well as a 21% decrease in lumber prices compared to the third quarter of 2004.

For the nine months of 2005, the Paper segment generated EBITDA of $1 million compared to $19 million in the nine months of 2004. The decrease is mainly the result of increased paper manufacturing costs in 2005, which more than offset paper pricing increases and better efficiencies in our pulp operations. In addition, for the first nine months of 2005 benchmark lumber prices have decreased by 10% compared to the same period of last year, whereas costs have increased as a result of the stronger Canadian dollar.

The $3 million of EBITDA loss generated by the Paper segment in the third quarter is comprised of paper operations EBITDA of $2 million, offset by negative EBITDA of $5 million from pulp operations while our lumber operations generated break-even EBITDA results. The negative EBITDA for the pulp operations in the quarter was the result of poor performance and maintenance downtime at our Thurso pulp mill as well as losses on our pulp swaps.

For the nine months of 2005, our paper operations accounted for $2 million of EBITDA, pulp operations recorded an EBITDA loss of $8 million and lumber contributed $7 million.

After adjusting for the sale of the Midwest operations, paper production improved 7% compared to the prior quarter and 2% compared to the same quarter of last year. Total paper production for the nine months, excluding our Midwest operations, improved 2% across all paper facilities. Pulp production for the nine months improved 6%.



Fraser Papers developed and marketed eight new specialty products during the quarter and a total of 25 year-to-date. For the nine months of 2005, at our Madawaska and Gorham mills, approximately 10% of shipments represent products developed in the past two years.

Uncoated Freesheet

Uncoated fine paper demand experienced softness throughout the nine months of 2005. Approximately two-thirds of Fraser Papers' total paper capacity is uncoated fine paper.

During the quarter, shipments of uncoated fine paper increased by 9% compared to the second quarter. For the nine months, excluding the Midwest operations, shipments of uncoated fine papers increased 7% over the comparable period of 2004. The higher year-to-date volumes, as compared to 2004, are due to improved operating efficiencies and stronger shipments in the first

quarter of 2005 compared to the first quarter of 2004, partly offset by downtime taken at the Gorham and Madawaska mills in the second quarter. The increase in quarter-over-quarter shipments is a reflection of the weakness in demand experienced in the second quarter of 2005.

Average mill net selling prices for fine paper decreased 3% quarter-over-quarter. For the nine months year-to-date, selling prices were up 1% compared to 2004.

Groundwood Paper
Groundwood shipments were up 1% compared to the second quarter. Shipments were up 3% compared to the third quarter of last year. For the nine months of the year shipments were up 2% on a year-over-year basis.

Average prices realized for Fraser Papers' groundwood grades increased by 2% quarter-over-quarter and 8% compared to the third quarter of last year. For the nine months year-to-date, average net selling prices are up 9% compared to the same period of last year.

Hardwood Pulp
Hardwood pulp prices in North America were down slightly compared to the second quarter of 2005. The pricing improvement compared to the third quarter of last year was 9%.

For the nine months, shipments were up 13% from the same period last year due predominantly to market downtime taken in 2004 and strong shipments in the first quarter of 2005 compared to 2004. Fraser Papers' pulp shipments were up 3% whereas prices were down 7% compared to the second quarter. Pulp shipments were down 8% compared to the third quarter of last year. For the nine months average prices were up 9% compared to the prior year.

Pulp production volumes were down 7% compared to the second quarter mostly due to the scheduled annual maintenance at Thurso. Our costs of production continued to increase due to higher wood and energy costs. While NBSK spot markets experienced decreases during the quarter NBHK prices were relatively flat bringing the price premium for softwood over hardwood to approximately $20 dollars per tonne.

Lumber
Lumber prices (Eastern Boston SPF 2 x 4) averaged $392 per MFBM in the third quarter of 2005, down 6% from the $419 in the second quarter. Benchmark prices are down 21% compared to the third quarter of 2004. For the nine months benchmark prices were down approximately 10%.

Lumber shipments were up 4% for the quarter compared to the second quarter of 2005. For the nine months lumber shipments were up 4% compared to the same period of last year. The Company's Canadian sawmills continue to experience higher wood costs and the effects of the stronger Canadian dollar. Subsequent to the end of the quarter, the Company announced market-related downtime shutdown of one month for the fourth quarter in the event that lumber prices do not improve.

Since May 22, 2002, Fraser Papers has been posting cash deposits for anti-dumping duties at a rate of 8.4%, which were reduced to 3.8% in 2005, on shipments of softwood lumber to the U.S. from its two New Brunswick sawmills. Since the inception of the duties, Fraser Papers has paid $15 million, including $1 million in the third quarter.

Timber Segment
The Timber segment generated $2 million of EBITDA for the quarter and $10 million year-to-date as compared to $3 million and $8 million, respectively, in 2004. The lower EBITDA for the nine months of 2004 was mainly the result of higher cost allocations in 2004. After adjusting for

the divestiture, third party sales in the quarter were down 2 % compared to the same quarter of last year.

As at October 1, 2005 the Timber segment includes 766,000 acres of freehold lands and Crown licenses on approximately 1,314,000 acres of land in New Brunswick. In April 2005 the Company finalized the sale of the freehold timberlands in Maine. Approximately 57% of the segment's sales are directed to third parties and the remainder is consumed internally. Timber sales to third parties accounted for less than 5% of Fraser Papers' net sales in the nine months of 2005.

	Three Months Ended		*Nine Months Ended*	
US$ MILLIONS	**Oct 1 2005**	Sep 25 2004	**Oct 1 2005**	Sep 25 2004
Net sales	**$ 18**	$ 24	**$ 55**	$ 62
EBITDA	**2**	3	**10**	8
Depreciation	—	—	**1**	1
Capital investments	—	—	—	—

Logging activity is seasonal, the first and third quarters being the most profitable. Third quarter shipments increased compared to the second quarter of 2005 due to seasonality. Shipment volumes in the quarter were 622,000 cubic metres as compared to 352,000 cubic metres in the second quarter, excluding total shipments of 9,000 cubic metres from the Maine timberlands in the second quarter. Excluding shipments from the Maine timberlands, shipments for the nine months of 2005 were down 7% compared to the same period of 2004.

Shipments

Shipments of all of the Company's products are detailed below.

	Three Months Ended		*Nine Months Ended*	
	Oct 1 2005	Sep 25 2004	**Oct 1 2005**	Sep 25 2004
Paper (000 tons)				
Fine paper(1)	**109**	108	**326**	305
Groundwood paper	**46**	45	**137**	134
Paperboard	**13**	15	**38**	43
Towel	**10**	9	**28**	27
Pulp (000 tonnes)	**90**	97	**284**	250
Lumber (MMfbm)	**112**	113	**327**	313
Timber (000's m^3)(2)	**622**	773	**1,666**	1,837

(1) Excludes shipments from the Company's Midwest operations of 16,000 in Q1 and YTD 2005, and 33,000 and 98,000 tons in 2004 respectively.

(2) Both internal and external and excludes shipments from the Company's Maine timberlands of nil and 126 in 2005, and 94 and 248 in 2004, respectively.

Critical Accounting Policies and Accounting Estimates
The critical accounting policies and the accounting estimates used in the preparation of the October 1, 2005 financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2004. The impairment charge for Thurso is based on significant estimates due to the inherent uncertainty in predicting long-term cash flows, exchange rates and commodity prices. These estimates may be materially different from actual future cash flows due to a variety of factors including fluctuations in commodity prices and exchange rates.

Risks and Uncertainties
The significant risks and uncertainties faced by Fraser Papers are substantially the same as the ones disclosed in the Annual Report and the Company's Annual Information Form for the year ended December 31, 2004.

The foregoing contains a review of developments that impacted Fraser Papers' performance during the third quarter and the first nine months of 2005. Forward-looking statements and estimates are also discussed. Such comments will be affected by, and involve, known and unknown risks and uncertainties, which may cause the actual results of the Company to be materially different from those expressed or implied.

Definitions

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, loss/gain on sale of operations, fees on sale of accounts receivable, impairment charge, equity in earnings of associates and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Free cash flow is defined as cash provided by operating activities less total investing activities. Free cash flow is presented as a useful indicator of a company's ability to generate cash for financing activities.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.



EBITDA

US$ MILLIONS	*Three Months Ended* **Oct 1 2005**	*Three Months Ended* Sep 25 2004	*Nine Months Ended* **Oct 1 2005**	*Nine Months Ended* Sep 25 2004
Earnings	**$ (5)**	$ 2	**$ (7)**	$ (22)
Add: Interest expense, net	**2**	1	**6**	6
Add: Fees on sale of accounts receivable	**—**	—	**—**	2
Add: Income tax expense / (recovery)	**(7)**	2	**(17)**	6
Add: Depreciation	**9**	12	**30**	35
Add: Gain on sale of Maine Timberlands	**—**	—	**(46)**	—
Add: Impairment charges	**1**	—	**41**	—
Add: Loss of equity accounted investee	**2**	—	**4**	—
Add: Sale of Midwest operations	**(3)**	—	**—**	—
EBITDA	**$ (1)**	$ 17	**$ 11**	$ 27

Free Cash Flow

US$ MILLIONS	*Three Months Ended* **Oct 1 2005**	*Three Months Ended* Sep 25 2004	*Nine Months Ended* **Oct 1 2005**	*Nine Months Ended* Sep 25 2004
Cash provided by operating activities	**$ (21)**	$ 12	**$ (32)**	$ (74)
Investing activities	**(4)**	(2)	**16**	(3)
Free cash flow	**$ (25)**	$ (10)	**$ (16)**	$ (77)

Net Debt

US$ MILLIONS	**As at Oct 1 2005**	As at Dec 31 2004
Debt	**$151**	$41
Cash and cash equivalents	**(83)**	—
Net debt	**$68**	$41

FRASER PAPERS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
OCTOBER 1, 2005
(unaudited)

Interim Consolidated Balance Sheets

(US$ millions)	**As at Oct 1, 2005**	As at Dec 31, 2004
Assets		
Current assets:		
Cash and cash equivalents	**$ 83**	$ —
Accounts receivable *(note 5)*	**113**	119
Inventory	**113**	128
Future income taxes	**6**	10
	315	257
Property, plant and equipment		
Paper	**353**	436
Timber	**19**	19
Held for sale *(note 2)*	**—**	33
Other assets *(notes 4 and 11)*	**117**	25
	$ 804	$ 770
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 93**	$ 110
Current debt *(note 6)*	**—**	40
	93	150
Long-term debt *(note 6)*	**151**	1
Other liabilities	**46**	65
Future income taxes	**46**	73
Shareholders' equity *(note 9)*	**468**	481
	$ 804	$ 770

(See accompanying notes)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT AND NORBORD'S NET INVESTMENT

(unaudited)

(US$ millions, except per share information)	*Three Months Ended* **Oct 1 2005**	Sep 25 2004	*Nine Months Ended* **Oct 1 2005**	Sep 25 2004
Net sales	**$ 226**	$ 261	**$ 699**	$ 739
Earnings before the following:				
Paper	**(3)**	14	**1**	19
Timber	**2**	3	**10**	8
	$ (1)	$ 17	**$ 11**	$ 27
Gain on sale of Maine timberlands *(note 2)*	**—**	—	**46**	—
Impairment charges *(notes 3 and 13)*	**(1)**	—	**(41)**	—
Sale of Midwest Operations *(note 4)*	**3**	—	**—**	—
Loss of equity accounted investee *(note 4)*	**(2)**	—	**(4)**	—
Fees on sale of accounts receivable *(note 5)*	**—**	—	**—**	(2)
Interest expense, net	**(2)**	(1)	**(6)**	(6)
Earnings before depreciation and income taxes	**(3)**	16	**6**	19
Depreciation	**(9)**	(12)	**(30)**	(35)
Income tax recovery (expense) *(note 8)*	**7**	(2)	**17**	(6)
Earnings (loss)	**$ (5)**	$ 2	**$ (7)**	$ (22)
Earnings (loss) per share (basic and diluted)	**$ (0.16)**	$ 0.07	**$ (0.23)**	$ (0.73)
Weighted average number of shares (thousands)	*29,511*	*30,112*	*29,799*	*30,112*
Deficit, and Norbord's net investment				
Balance, beginning of period	**$ (21)**	$ 627	**$ (19)**	$ 548
Earnings (loss)	**(5)**	2	**(7)**	(22)
Contribution by Norbord	**—**	—	**—**	103
Future income taxes	**—**	(44)	**—**	(44)
Issuance of notes payable to Norbord	**—**	(83)	**—**	(83)
Transfer to share capital	**—**	(500)	**—**	(500)
Balance, end of period	**$ (26)**	$ 2	**$ (26)**	$ 2

(See accompanying notes)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)	Three Months Ended		Nine Months Ended	
(US$ millions)	**Oct 1 2005**	Sep 25 2004	**Oct 1 2005**	Sep 25 2004
Cash provided by (used for):				
Operating Activities				
Earnings (loss)	**$ (5)**	$ 2	**$ (7)**	$ (22)
Items not affecting cash:				
Depreciation	**9**	12	**30**	35
Future income taxes *(note 8)*	**(5)**	(2)	**(22)**	1
Gain on sale of assets *(notes 2)*	**—**	—	**(46)**	—
Impairment charges *(notes 3 and 13)*	**1**	—	**41**	—
Employment benefits plan expense *(note 7)*	**4**	3	**10**	13
Non-cash foreign exchange	**4**	3	**3**	5
Amortization of deferred start-up costs	**1**	1	**3**	3
Loss of equity accounted investee *(note 4)*	**2**	—	**4**	—
Employment benefit plan funding	**(8)**	(5)	**(25)**	(18)
Other items	**(3)**	3	**(2)**	2
	—	17	**(11)**	19
Net change in non-cash working capital balances	**(21)**	(5)	**(21)**	(93)
	$ (21)	$ 12	**$ (32)**	$ (74)
Investing Activities				
Capital investments				
Paper	**(5)**	(1)	**(47)**	(3)
Timber	**—**	—	**—**	—
Investment in lease *(note 11)*	**—**	—	**(15)**	—
Proceeds on sale of Maine timberlands *(note 2)*	**—**	—	**78**	—
Other	**1**	(1)	**—**	—
	$ (4)	$ (2)	**$ 16**	$ (3)
Financing Activities				
Issuance of debt *(note 6)*	**—**	—	**185**	—
Repayment of debt *(note 6)*	**—**	—	**(75)**	—
Debenture issue costs *(note 6)*	**—**	—	**(5)**	—
Share repurchases *(note 9)*	**—**	—	**(6)**	—
Contribution by Norbord	**—**	—	**—**	101
	$ —	$ —	**$ 99**	$ 101
Increase in cash and cash equivalents	**$ (25)**	$ 10	**$ 83**	$ 24

(See accompanying notes)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(US$ millions)

In these notes "Fraser Papers" means Fraser Papers Inc. and all of its consolidated subsidiaries and affiliates, and "Company" means Fraser Papers Inc. as a separate corporation. In addition, "Norbord" means Norbord Inc. for periods after June 30, 2004 and Nexfor Inc. for periods prior to June 30, 2004.

Note 1. Basis of Presentation

On June 30, 2004, Nexfor Inc. completed a reorganization whereby, among other things, it transferred its interest in its paper, sawmill and timber assets to Fraser Papers and then distributed the shares in the Company to its shareholders. Nexfor Inc. then changed its name to Norbord Inc. The Company became a separate publicly traded company governed by the Canada Business Corporations Act ("CBCA"). This distribution was effected by way of a plan of arrangement under the CBCA (the "Arrangement"). Norbord common shareholders effectively received one share of the Company, for each five shares of Norbord held.

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers for the years ended December 31, 2004 and 2003. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the years ended December 31, 2004 and 2003. These financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP. Certain comparative figures have been restated to conform with the current year presentation.

For periods prior to June 30, 2004 the consolidated financial statements were prepared from the books and records of the Fraser Papers division of Norbord ("the Division"). The financial results of the Division include the administrative costs associated with managing the Paper and Timber segments of Norbord. These include office rents, selling costs and divisional personnel and travel costs. Certain expenses in the consolidated financial statements for periods prior to June 30, 2004 represent inter-company allocations for services, such as tax and treasury, provided by Norbord.

Income taxes for periods prior to June 30, 2004 have been recorded at statutory rates based on income as reported in the consolidated statements of operations as though the Division was a separate tax paying entity. Income taxes payable in respect of the components which were not historically separate tax paying legal entities have been included in Norbord's net investment. Future income taxes have been presented in the consolidated balance sheet for each temporary difference between the financial reporting and tax bases of the assets and liabilities. In addition, future tax assets have been recognized, to the extent that they would have been realized, as though the Division was a separate tax paying entity.

Earnings per share for periods prior to June 30, 2004 are based on the assumption that the 30,111,976 common shares issued as a result of the Arrangement were issued and outstanding for all periods presented.

Norbord's net investment in the Division includes certain interest-bearing loans which were repaid at the time of the Arrangement. Interest expense recorded in the consolidated statements of operations for periods prior to June 30, 2004 includes interest expense associated with these loans.

As a result of the basis of presentation described above, the consolidated statements of operations for periods prior to June 30, 2004 may not necessarily be indicative of the revenues and expenses that would have resulted had the Division historically operated as a stand-alone entity during those periods.

Note 2. Sale of Maine Timberlands

On May 19, 2005 Fraser Papers completed the sale of approximately 240,000 acres of timberlands in Maine (the "Maine Timberlands") for net proceeds of $78. The sale resulted in a pre-tax gain of $46. Fraser Papers has entered into an agreement with the purchaser whereby Fraser Papers will be permitted to purchase fibre from the purchaser for 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical usage from the sold lands.

Note 3. Impairment Charge for Thurso Pulp Mill

During the second quarter, the Company recorded a pre-tax, non-cash impairment charge of $40 against the assets of its pulp mill in Thurso, Quebec. The Company performed an impairment review and considered the continued strength of the Canadian dollar, increasing input costs and significant worldwide pulp capacity additions, which have negatively affected the long-term profitability of this operation, to be indicators that the carrying amount of these assets may not be recoverable. As a result, the Company evaluated the recoverability of Thurso's long-lived assets and recorded an impairment charge equal to the amount by which the carrying value of the assets exceeded their fair value. The fair value of the assets was determined using on a discounted cash flow analysis of the pulp mill's long-term projected operating results.

Note 4. Sale of Midwest Operations

On February 18, 2005, Fraser Papers sold a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets (collectively, the "Midwest Operations"). The results of operations and cash flows of the Midwest Operations are included in the interim consolidated financial statements up to the date of sale. Results of operations for the first quarter of 2005 included net sales of $17, loss before interest, income taxes and depreciation of $3 and depreciation expense of $1.

As consideration for these net assets, Fraser Papers received a 40% interest in Smart Papers LLC (the "Investment"), the purchaser of the Midwest Operations. The transaction has been accounted for at fair value with fair value based on the value of the Investment. The agreement governing the sale of these assets includes various representations, warranties and indemnities which are standard in any sale of assets. However, any breach of any warranty or claim under an indemnity could result in an increase or decrease in Fraser Papers' percentage of ownership.

At October 1, 2005 the net amount of the investment after losses of equity accounted investee, including amortization of fair value increments, is $78 and is included in other assets

The net assets sold to Smart Papers consisted of:

Operating working capital	$23
Property plant and equipment	61
Other liabilities	(2)
	$82

During the quarter, the Company adjusted certain estimates for opening reserves and other working capital adjustments resulting in a reversal of loss on sale reported in prior periods of $3. The year-to-date loss on the sale of the Midwest Operations is nil.

The cost of the Investment of $82 includes $76 which represents amounts in excess of Fraser Papers' proportionate share in the net book value of Smart Papers at the time of the transaction. This excess has been allocated to tangible and intangible assets with average useful lives of nine to 12 years. The amortization of this excess is included in the loss of the equity-accounted investee in the Statement of Operations.

During the third quarter of 2005, loss of equity accounted investee amounted to $2, for a year-to-date loss of $4.

Certain liabilities of the Midwest Operations have been retained by Fraser Papers consisting primarily of employment, pension and post retirement obligations related to past service. In addition, Fraser Papers has agreed to post a letter of credit to support Smart Papers' closure obligation with respect to a landfill site.

Note 5. Accounts Receivable

Prior to the Arrangement, the Division sold a portion of its third party trade accounts receivable to a wholly-owned subsidiary of Norbord.

Note 6. Debt

On March 15, 2005, the Company issued $150 senior, unsecured notes. The notes bear interest at 8.75% and are due in 2015. The indenture agreement governing the notes contains certain covenants, the more significant of which include restrictions on the incurrence of additional indebtedness, sale of assets, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

On March 16, 2005, the Company repaid $75 owing to an affiliate of Brascan under a revolving credit facility. The facility was then cancelled.

The Company made interest payments of $6 during the quarter and the year-to-date period.

Note 7. Employee Benefit Costs

Employee benefit costs for defined benefit pensions and post retirement benefits totalled $4 for the quarter (2004 - $3) and $10 year-to-date (2004 - $13).

Note 8. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended		Nine Months Ended	
(US$ millions)	Oct 1 2005	Sep 25 2004	Oct 1 2005	Sep 25 2004
Current tax recovery (expense)	$ 2	$ (4)	$ (5)	$ (5)
Future income tax recovery (expense)	5	2	22	(1)
Income tax recovery (expense)	$ 7	$ (2)	$ 17	$ (6)

Future income tax recovery for the nine months year-to-date includes $5 related to the reversal of a valuation allowance as the benefit of the related future income tax assets was realized during the second quarter.

Income and income-related taxes paid or currently payable amounted to $6 for the nine months ended October 1, 2005.

Note 9. Shareholders' Equity

Shareholders equity is comprised of the following:

(US$ millions)	Oct 1 2005	Dec 31 2004
Common stock	$ 490	$ 500
Contributed surplus	4	—
Deficit	(26)	(19)
Shareholders' equity	$ 468	$ 481

In May 2005, the Company repurchased a total of 602,100 shares at a weighted-average price per share of CDN$12.79 for a total consideration of $6. As the purchase price was below the stated value of the common shares, the transactions resulted in an increase in contributed surplus of $4 and a decrease in common stock of $10.

Under the share buy-back program approved by the Board of Directors in 2004, the Company can purchase up to an additional 900,000 shares before November 2, 2005.

Note 10. Commitments and Contingencies

Commodity Hedges

During the nine months ended October 1, 2005, Fraser Papers realized a loss of less than $1 on lumber futures contracts representing approximately 15 million board feet of lumber. There were no contracts outstanding during the third quarter. The expired contracts were designated as hedges of a portion of lumber sales.

Fraser Papers has entered into pulp swaps to deliver market pulp at an average price of $570 per tonne. As at October 1, 2005 the remaining quantities under these contracts amount to 39,000 tonnes. These swaps effectively fix the selling price on a portion of Fraser Papers' pulp production and are designated as a hedge of future pulp selling prices. During the third quarter and the nine months, Fraser Papers realized a loss on these contracts of $1 and $4, respectively. The unrealized loss on these swaps is $3 as at October 1, 2005

Other
Norbord has provided guarantees for certain obligations of Fraser Papers. These were previously obligations of the Division. The maximum potential amount of the obligations guaranteed is estimated to be $16, which includes approximately $13 related to the Midwest Operations. Fraser Papers has committed to use its best efforts to remove Norbord from these guarantees and has agreed to provide letters of credit or other acceptable collateral to secure any of these guarantees that are outstanding on December 31, 2005. As security for these guarantees, Norbord has the right to perfect security over the property, plant and equipment and other assets of Fraser Papers.

Note 11. Related Party Transactions

All related party transactions are recorded at the exchange amount.

As a result of the Arrangement, Fraser Papers has a number of relationships with Brascan and Norbord. During the quarter and the year-to-date period, transactions with these related parties included:

On April 22, Fraser Papers exercised its option to acquire a 25-megawatt cogeneration plant in Berlin, New Hampshire for $34 from an affiliate of Brascan. Prior to the acquisition, Fraser Papers purchased all of the output of this facility under a tolling agreement. By acquiring this facility, Fraser Papers removes Norbord from its guarantee of amounts owing under the tolling agreement.

At October 1, 2005, the Company had $75 on deposit with an affiliate of Brascan on a demand basis. The deposit earns interest at market rates.

As described in note 6, in March 2005 the Company repaid $75 owing to an affiliate of Brascan under a revolving credit facility and cancelled the facility.

Fraser Papers purchases goods and services from Brascan and its affiliates including, rent, electricity, wood fibre and financial services. During the quarter and the nine months, Fraser Papers purchased approximately $1 and $7, respectively, of goods and services from Brascan and its affiliates. Included in accounts payable and accrued liabilities is $1 related to these purchases. Year-to-date, Fraser Papers sold less than $2 of goods and services to Katahdin Paper Company LLC, an affiliate of Brascan. Fraser Papers earned a management fee of $2 in the third quarter and $6 for the nine months from Katahdin Paper Company LLC (Katahdin), an affiliate of Brascan. Included in accounts receivable is $2 of accounts receivable from Katahdin.

Fraser Papers paid Norbord less than $1 for administrative services for each of the nine month periods ended October 1, 2005 and September 25, 2004.

The Company has sold $2 of pulp to Smart Papers during the period subsequent to the sale of the Midwest Operations, of which $1 was sold in the third quarter.

Fraser Papers is leasing a boiler to Smart Papers. The lease runs through 2014 and is considered a direct financing lease due primarily to the ability of Smart Papers to purchase the boiler at the end of the lease term for a nominal amount. Lease payments of $2 due in the next twelve months are included in accounts receivable. Lease payments due beyond one year of $14 are included in other assets. Unearned finance income of $1 is included in other liabilities and will be recorded in earnings over the life of the lease. No amounts were received from Smart Papers under the lease during the quarter.

Note 12. Segmented Information

Fraser Papers has two reportable segments:

i) Paper, comprised of the paper, pulp, and sawmill operations; and
ii) Timber, comprised of woodland operations.

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principal business. Management considers the sawmill operations an integral part of the paper operations. One of the key functions of the sawmills is to provide fibre in chip form which is used in the production of pulp and paper. Therefore they are considered part of the Paper segment. Management has determined that its woodlands operations, while an important aspect of its integration strategy, have unique aspects to their business and are managed differently.

Certain administration costs are allocated to the segments based on, among other things, the approximate amount of administrative resources expended on the segment.

Fraser Papers operates principally in Canada and the United States.

(US$ millions)	Paper	Timber	Inter-segment	Combined Total
Three months ended Oct 1, 2005				
Net sales	$ 215	$ 18	$ (7)	$ 226
Less: Cost of sales	218	16	(7)	227
Operating earnings (loss) before depreciation	(3)	2	—	(1)
Depreciation	(9)	—	—	(9)
Operating earnings (loss)	$ (12)	$ 2	$ —	$ (10)
Capital investments	$ 5	$ —	$ —	$ 5
Three months ended Sep 25, 2004				
Net sales	$ 248	$ 24	$ (11)	$ 261
Less: Cost of sales	234	21	(11)	244
Operating earnings before depreciation	14	3	—	17
Depreciation	(12)	—	—	(12)
Operating earnings (loss)	$ 3	$ 3	$ —	$ 5
Capital investments	$ 1	$ —	$ —	$ 1

(US$ millions)	Paper	Timber	Inter-segment	Combined Total
Nine months ended Oct 1, 2005				
Net sales	$ 668	$ 55	$ (24)	$ 699
Less: Cost of sales	667	45	(24)	688
Operating earnings before depreciation	1	10	—	11
Depreciation	(29)	(1)	—	(30)
Operating earnings (loss)	$ (28)	$ 9	$ —	$ (19)
Capital investments	$ 47	$—	$ —	$ 47
Nine months ended Sep 25, 2004				
Net sales	$ 706	$ 62	$ (29)	$ 739
Less: Cost of sales	687	54	(29)	712
Operating earnings before depreciation	19	8	—	27
Depreciation	(34)	(1)	—	(35)
Operating earnings (loss)	$ (15)	$ 7	$ —	$ (8)
Capital investments	$ 3	$—	$ —	$ 3

Note 13. Subsequent event

Subsequent to the end of the third quarter, Fraser Papers entered into an agreement to sell its paperboard assets located in Edmundston, New Brunswick for proceeds of $5 million. As the carrying value of the assets as at October 1, 2005 will not be recovered by the amount of the proceeds, the Company recorded a pre-tax impairment charge of $1 in the third quarter.

In the fourth quarter, the Company expects to incur charges related to severance and employment-related benefits.

FraserPapers

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Dominic Gammiero, President and Chief Executive Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc. (the issuer) for the period ending October 1, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 27, 2005

signed "*Dominic Gammiero*"
Dominic Gammiero
President and Chief Executive Officer

FraserPapers

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Glen McMillan, Senior Vice President and Chief Administrative Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc. (the issuer) for the period ending October 1, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 27, 2005

signed "*Glen McMillan*"
Glen McMillan
Senior Vice President
and Chief Administrative Officer

NEWS RELEASE

FraserPapers

Fraser Papers Announces Normal Course Issuer Bid

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (November 1, 2005) – Fraser Papers Inc. (TSX: FPS) today announced that the Toronto Stock Exchange has accepted a notice filed by Fraser Papers of its intention to renew its existing normal course issuer bid for a further one year period. Fraser Papers maintains an issuer bid because it believes that, from time to time, its common shares trade in price ranges that do not fully reflect their value. The company believes that, in such circumstances, acquiring common shares would allow the Company to capitalize on the value potential.

The notice provides that Fraser Papers may, during the twelve month period commencing November 3, 2005 and ending November 2, 2006, purchase on the Toronto Stock Exchange up to 1,475,493 common shares, representing approximately 5% of the issued and outstanding common shares of the company. On October 27, 2005, there were 29,509,876 common shares issued and outstanding. The price to be paid for the shares will be the market price at the time of purchase. The actual number of shares to be purchased and the timing of such purchases will be determined by Fraser Papers, and all shares will be purchased on the open market through the facilities of and in accordance with the rules and policies of the Toronto Stock Exchange. All shares purchased under the bid will be cancelled.

Under its current normal course issuer bid that commenced on November 3, 2004 and expires on November 2, 2005, Fraser Papers has to date purchased 602,100 common shares through open market purchases on the Toronto Stock Exchange at an average price per share of C$12.79.

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Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

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Contact:
Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.